Exhibit 99.2

Sanofi and Regeneron Announce 18-Month Results
of ODYSSEY LONG TERM Trial with Praluent™ (alirocumab) Published in The New England Journal of Medicine

— Robust and consistent LDL-C lowering demonstrated with PraluentTM in largest, double-blind, placebo-controlled trial of a PCSK9 inhibitor to date —

— Fewer major cardiovascular events observed with PraluentTM in post hoc analysis —

Paris and Tarrytown, New York — March 15, 2015 — Sanofi and Regeneron Pharmaceuticals, Inc. today announced that 18-month (78-week) results of a Phase 3 trial of Praluent™ (alirocumab), an investigational therapy, involving 2,341 high risk patients with hypercholesterolemia were published online in The New England Journal of Medicine. In the ODYSSEY LONG TERM trial, Praluent 150 mg every two weeks reduced low-density lipoprotein cholesterol (LDL-C or “bad” cholesterol) by an additional 62 percent at week 24 when compared to placebo, the primary efficacy endpoint of the study, with consistent LDL-C lowering maintained over 78 weeks.

“These results demonstrated the durable efficacy for Praluent when added to maximally-tolerated statin therapy and further reinforce its generally consistent safety profile,” said Jennifer Robinson, M.D., M.P.H., Director of the Prevention Intervention Center, Professor, Departments of Epidemiology & Medicine, College of Public Health at the University of Iowa. “Additionally, the post hoc analysis of major cardiovascular events represents an important finding for Praluent — we look forward to results from the ongoing ODYSSEY OUTCOMES trial, which is prospectively evaluating the potential of Praluent to reduce cardiovascular events.”

18-Month (78-Week) Safety and Efficacy Results

ODYSSEY LONG TERM evaluated Praluent 150 mg (n=1,553) every two weeks compared to placebo (n=788) in patients who were at high cardiovascular (CV) risk and who were receiving maximally-tolerated statin therapy with or without other lipid-lowering treatment. The trial included patients with heterozygous familial hypercholesterolemia (HeFH) (n=276 Praluent, n=139 placebo). Patients received 78 weeks of treatment followed by an eight-week safety assessment. Patients self-administered a subcutaneous injection every two weeks via a pre-filled syringe. Key results include:

•                  At week 24, Praluent reduced LDL-C from baseline by an additional 62 percent versus placebo (p<0.001) when added to the current standard of care, which included maximally-tolerated statins.

•                  Efficacy remained consistent throughout treatment, and at week 78 there was a 56 percent reduction from baseline in LDL-C for Praluent versus placebo (p<0.001).

•                  At week 24, 81 percent of patients in the Praluent group achieved their pre-specified LDL-C goal (either 70 mg/deciliter [mg/dL] or 100 mg/dL depending on baseline CV risk) compared to 8.5 percent for placebo (p<0.001).

•                  Adverse events (AEs) occurred in 81 percent of Praluent and 83 percent of placebo patients, leading to discontinuation in 7.2 percent and 5.8 percent of patients, respectively. AEs were similar between groups, apart from differences in injection site reactions (5.9 percent Praluent, 4.2 percent placebo), myalgia (5.4 percent Praluent, 2.9 percent placebo), neurocognitive events (1.2 percent Praluent, 0.5 percent placebo), and ophthalmological events (2.9 percent Praluent, 1.9 percent placebo). In a 3,759-patient, pooled safety analysis of nine placebo-controlled Praluent studies to be presented on Monday, rates of skeletal muscle-related and neurocognitive events were generally balanced between Praluent and placebo.

•                  At week 78, positively adjudicated pre-specified CV AEs (including additional CV AEs(1) beyond those in the pre-specified ODYSSEY OUTCOMES endpoint of ‘major adverse cardiac events’ described below) occurred in 4.6 percent and 5.1 percent of Praluent and placebo patients, respectively.

•                  In a post hoc analysis using a pre-specified endpoint that included coronary heart disease death, myocardial infarction, stroke, or unstable angina requiring hospitalization, a lower rate of adjudicated major adverse cardiac events was observed in the Praluent group (27 of 1550 patients, 1.7 percent) compared with the placebo group (26 of 788 patients, 3.3 percent; hazard ratio 0.52; 95 percent CI, 0.31 to 0.90; nominal p=0.02). The cumulative incidence curves diverged progressively over time.

•                  ODYSSEY LONG TERM was not designed to evaluate CV outcomes. The number of CV events seen in the post hoc analysis was relatively small, which limits the ability to draw conclusions on the effects of Praluent on CV events. The ongoing ODYSSEY OUTCOMES trial will evaluate the CV benefits of Praluent in approximately 18,000 patients over 5 years.

Praluent ACC.15 Presentation Highlights

•                  Positive results from the ODYSSEY CHOICE I and CHOICE II trials, which evaluated monthly dosing of Praluent 300 mg and Praluent 150 mg, were presented at the American College of Cardiology’s 64th Annual Scientific Sessions & Expo (ACC.15), in San Diego. The full poster presentation is available on Regeneron’s website here.

•                  On Monday, investigators will present a pooled analysis of AEs from five Phase 3 and four Phase 2 double-blind, placebo-controlled trials exploring multiple Praluent doses and regimens involving 3,759 patients with hypercholesterolemia who also received statins. These slides will be available on Monday on Regeneron’s website.

Praluent is an investigational fully human monoclonal antibody targeting PCSK9 (proprotein convertase subtilisin/kexin type 9). Earlier this year, Regeneron and Sanofi announced that the Biologics License Application (BLA) for Praluent was accepted for priority review by the U.S. Food and Drug Administration (FDA). Under the Prescription Drug User Fee Act (PDUFA), the goal for a priority review is six months, for a target action date of July 24, 2015. Additionally, the European Medicines Agency (EMA) accepted for review the Marketing Authorization Application for Praluent in the European Union. The EMA and FDA have conditionally accepted Praluent as the trade name for alirocumab. The safety and efficacy of Praluent have not been fully evaluated by any regulatory authority.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company based in Tarrytown, New York that discovers, invents, develops, manufactures, and commercializes medicines for the treatment of serious medical conditions.  Regeneron commercializes medicines for eye diseases, and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including hypercholesterolemia, oncology, rheumatoid

(1)  CV adverse events defined as CHD death including unknown cause, non-fatal MI, fatal and non-fatal ischemic stroke, unstable angina requiring hospitalization, congestive heart failure requiring hospitalization and ischemia-driven coronary revascularization procedure.

arthritis, asthma, and atopic dermatitis. For additional information about the company, please visit www.regeneron.com.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Praluent™(alirocumab); unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials, such as the ODYSSEY global trial program evaluating Praluent; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates, including without limitation Praluent; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products, research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC, to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2014. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Contacts Sanofi:

Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel: +33 (0) 1 53 77 94 74	Tel: +33 (0)1 53 77 45 45
Mobile: +33 (0) 6 78 52 05 36	IR@sanofi.com
Jack.Cox@sanofi.com

Global Communications, PCSK9 Development & Launch Unit Elizabeth Baxter
Tel: +1 (908) 981-5360
Mobile: +1 (908) 340-7811
Elizabeth.Baxter@sanofi.com

Contacts Regeneron:

Media Relations	Investor Relations
Arleen Goldenberg	Manisha Narasimhan
Tel: +1 (914) 847-3456	Tel: +1 (914) 847-5126
Mobile: +1 (914) 260-8788	manisha.narasimhan@regeneron.com
arleen.goldenberg@regeneron.com